Mail Stop 0407

      January 10, 2005


Mr. Ronald G. Farrell
Chairman of the Board and Chief Executive Officer
Tri-S Security Corporation
3700 Mansell Road, Suite 220
Alpharetta, Georgia 30022

	RE:	Tri-S Security Corporation
		Amendment #2 to Form S-1
		Filed January 10, 2005
		File No. 333-119737

Dear Mr. Farrell:

      We have reviewed your filing and have the following comments.
Please amend your Form S-1 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note that you are offering units composed of common stock and warrants to purchase common stock. In addition, we note that these units will trade as a unit until separated by the underwriters. Please provide more disclosure throughout the document to clarify how the units will separate. For example, how will investors be notified that their units have separated and how will they be able to trade the common stock and warrants subsequent to the separation? Also, please discuss any reasons why the underwriters would elect to separate the units prior to the 60-day deadline.

Risk Factors, page 5

Declines in the fair values of intangible assets..., page 14

2. Please provide more specific disclosure how an impairment charge could affect you and your investors.

We may not be able to implement our growth strategy..., page 16
Our professional reputation is critical to our business..., page
18
The nature of our business potentially exposes us to liability..., page 18

3. Please revise these risk factor captions so that they more accurately reflect the risk you discuss in the text.

Use of Proceeds, page 24

4. Please identify your "lender." Also, please quantify how much remains on the promissory note which this lender.

Pro Forma Financial Statements, page 38

5. We have considered your response to prior comment #27 and the employment agreement filed as Exhibit 10.28. The agreement requires the performance of certain specified services by Mr. Keathley as President, and also specifies the amount of time he should devote to the business for the 12 months following the acquisition. Since there is a continuing impact of this agreement, we believe it is not appropriate to eliminate compensation recorded in the historical financial statements. Please revise the pro forma statement of operations to eliminate adjustment (f).

Management`s Discussion and Analysis..., Overview, page 43

6. Please discuss the impact your revenues and overall financial condition resulting from the fact that you are no longer hold a certification as an 8(a) firm. In addition, please discuss how you intend to compensate as a result of losing this certification. Please revise your business section as appropriate.

7. Please continue to revise your MD&A to discuss why changes in your financial condition occurred. For example, we note that you cost of sales has increased. Please revise to disclose why your cost of sales has increased and whether you believe the increase will continue. We also note that your cash flows from operations has fluctuated significantly in recent periods. Please explain the reasons for these fluctuations and when you expect to see more stable cash flows from operations.

Critical Accounting Policies, page 48

8. Clarify how an impairment loss would effect your financial condition or results of operations.

9. Refer to prior comment #39. Expand the disclosure in your critical accounting policies to describe the method you use to determine the fair value of the reporting unit in performing the goodwill impairment test. Discuss the significant assumptions and estimates used in estimating fair value. Also discuss the uncertainties associated with those assumptions and estimates.

Business, Competition in Contract Guard Services, page 66

10. We note your response to comment #46. Please continue to revise this section to discuss your competitive advantages and disadvantages versus your competitors.


Exhibit 5.1

11. The legality opinion must also state that the warrants are "binding obligations" under Georgia contract law (or the state contract law governing the warrant agreement). Please revise accordingly.

*    *    *    *

      Please amend your registration statement and your periodic reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information.
Indicate in the cover letter where you have made changes in the amendments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.

      You may contact John McIntyre, Staff Accountant, at (202)
942-
2853 or Terry French, Accountant Branch Chief, at (202) 942-1998 if you have questions regarding comments on the financial statements and related matters. Please contact Reginald A. Norris, Staff
Attorney,
at (202) 942-2875, or me at (202) 942-1990 with any other
questions.

							Sincerely,


							Larry Spirgel
							Assistant Director